

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2014

Via E-Mail
Alicia Itzel Rivera Tristan
President
Boomer Ventures, Inc.
Posada del Rey, Via Italia, Punta Paitilla
Ciudad de Panama, Republica de Panama

> **Re:    Boomer Ventures, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed September 15, 2014**
> **File No. 333-183938**

Dear Ms. Tristan:

Our preliminary review of your amended registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form.  We will not perform a detailed examination of the amended registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.  In particular, we note the following deficiency.

General

1.      Please update your financial statements to comply with the requirements set forth in Rule  8-08 of Regulation S-X.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.  We suggest that you consider filing a substantive amendment to correct the deficiencies.

 If you have any questions regarding this letter, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853.  If you thereafter require further assistance, you may contact me, at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief

cc:      Via E-Mail

Thomas E. Stepp, Jr., Esq.